[LETTERHEAD OF WEIL, GOTSHAL & MANGES]

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McMoRan Exploration Co.
Schedule 13E-3
Filed December 28, 2012
File No. 005-54951

Dear Mr. Schwall:

On behalf of McMoRan Exploration Co. (“MMR”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated January 25, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, Gulf Coast Ultra Deep Royalty Trust (“Royalty Trust”), Plains Exploration & Production Company (“PXP”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Schedule 13E-3 (File No. 005-54951) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version filed on December 28, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

General

1.	As you know, we have also issued comments on the related registration statement on Form S-4 filed by Gulf Coast Ultra Deep Royalty Trust, portions of which you incorporate by reference in to the Schedule 13E-3. To the extent that any of those comments apply to the disclosure you incorporate by reference, disclosure required as a result of the requirements of Schedule 13E-3 or Rule 13e-3, or to the Schedule 13E-3 itself, please ensure that appropriate changes are made in each document, as applicable. This will eliminate the need for us to repeat similar comments.

Response: The Staff’s comment is noted.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

2.	Please explain why you have not included the Royalty Trust as a filing person on the Schedule 13E-3. We note that the Royalty Trust is a separate legal entity created by filer FCX to hold certain royalty assets, such as overriding royalty interests, on designated properties. In the proposed merger, MMR shareholders will receive cash and 1.15 units in the Royalty Trust for each MMR share they hold. The units are securities being registered on the Form S-4 and the Royalty Trust is a filer on that document.

Response: In response to the Staff’s comment, the Royalty Trust has been added as a filing person on the Schedule 13E-3.

3.	Please advise us as to what consideration you gave to including PXP as a filing person on the Schedule 13E-3. In this regard, we note such entity’s equity interest in MMR, the voting and support agreement signed by PXP in support of the transaction, and the related transactions between FCX and PXP which were negotiated and structured contemporaneously with this proposed acquisition of MMR.

Response: In preparing its Schedule 13E-3 filing, MMR considered PXP’s involvement in FCX’s proposed acquisition of MMR (the “merger”) in determining whether PXP should be included as a “filing person” under the rules and related interpretations of the Commission. As the Staff notes, PXP has an equity interest in MMR and entered into a voting and support agreement (the “Voting Agreement”) with FCX pursuant to which PXP agreed to vote its shares of MMR common stock in support of the merger and related matters. Based on its review of the applicable rules and guidance, MMR made the determination that PXP is not engaged in the merger and that therefore PXP should not be included as a filing person on the Schedule 13E-3.

FCX’s proposed acquisition of PXP (the “PXP merger”) is a separate and independent transaction from the merger. The completion of the PXP merger is not a condition to the completion of the merger, and the completion of the merger is not a condition to the completion of the PXP merger. As described in “Special Factors—Background of the Merger” of Amendment No. 1 to the Registration Statement on Form S-4 of the Royalty Trust, which is incorporated by reference into Amendment No. 1, the MMR board of directors formed a special committee of directors unaffiliated with either FCX or PXP to negotiate the merger agreement. Neither of PXP’s representatives on the MMR board of directors, Messrs. Flores and Wombwell, was a member of the MMR special committee, and each of Messrs. Flores and Wombwell recused themselves from the vote of the MMR board of directors on the merger. PXP did not participate in negotiating the terms of and structuring the merger, either on behalf of FCX or on behalf of MMR. PXP did not receive a copy of the merger agreement until it was in substantially final form, when it was provided in connection with the negotiation of the Voting Agreement. In addition, as a stockholder of MMR, PXP will receive the same consideration per share for all of its shares of MMR common stock as the unaffiliated stockholders will receive for their shares of MMR common stock.

PXP’s involvement in the merger was limited to entering into the Voting Agreement, which relates only to matters relating to the merger, and terminates upon the termination of the merger agreement (and may terminate earlier under certain circumstances, pursuant to the terms of the Voting Agreement). MMR does not believe that entry into a single-issue voting agreement of this type, entered into solely in PXP’s capacity as a shareholder, is sufficient to constitute engagement in the merger.

All other affiliations between FCX and PXP, including the agreement by FCX to appoint Mr. Flores and two other current members of the PXP board of directors to the FCX board of directors, are related solely to the PXP merger, and would not be implemented if the merger were consummated but the PXP merger was not.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

For the reasons set forth above, MMR respectfully submits that it has determined that PXP is not required to be a filing person on the Schedule 13E-3.

4.	Similarly, tell us what consideration you gave to including Messrs. Moffett, Adkerson, Flores and Wombwell as filing persons on the Schedule 13E-3. In this regard, we note that each such individual appears to be an affiliate of MMR, and we note the board of director and/or executive officer positions held by each such individual in MMR, FCX, and/or PXP before the merger transactions, and/or as a result of such transactions. In your response, include a chart or textual disclosure describing each individual’s equity interest in or position with MMR, FCX, PXP or other filers on the Schedule 13E-3 before these transactions and how each will change as a result of these transactions. Please refer to Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Response: In preparing its Schedule 13E-3 filing, MMR considered whether Messrs. Moffett, Adkerson, Flores and Wombwell should be included as filing persons under the rules and related interpretations of the Commission. Based on such review, MMR made the determination that none of such persons were engaged in the merger and that therefore they should not be included as filing persons on the Schedule 13E-3.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Messrs. Moffett and Adkerson. MMR analyzed the Staff’s guidance as set forth in Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Section 201.05 of the Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 with respect to when members of senior management of a company will be deemed to be engaged in the relevant transaction. MMR noted that the analysis stresses whether the members of senior management had engaged with the parties to the transaction in negotiating either the terms of the merger or any terms of such individual’s future employment with the surviving company, or if they would acquire any ability to “control” the surviving company through ownership of material amounts of the surviving company’s equity securities or by occupying seats on the board of directors of the surviving company. Due to the fact that neither Mr. Moffett nor Mr. Adkerson was a party to the negotiation of the terms of the merger, entered into negotiations with FCX with respect to any of their employment terms following the merger, or will acquire additional equity securities or management or board positions as a result of the merger, MMR determined that neither Mr. Moffett nor Mr. Adkerson was engaged in the merger.

The terms of the merger were negotiated by the respective special committees of the FCX and MMR boards of directors, each of which were made up of independent directors with no affiliation with the other party to the merger, and each of whom had been granted the full power of their respective board of directors to decide whether to proceed with a merger and to negotiate the terms of a merger if they decided to so proceed. Messrs. Moffett and Adkerson were not members of either special committee, and were not party to the negotiations with respect to transaction terms. As described in “Special Factors—Background of the Merger” of Amendment No. 1 to the Registration Statement on Form S-4 of the Royalty Trust, which is incorporated by reference into Amendment No. 1, while each of Messrs. Moffett and Adkerson met with each special committee during the negotiation of the transaction, it was in their respective capacities as management members of the relevant company for the purposes of providing information to members of such company’s board, and not in a negotiation capacity.

None of the terms of Mr. Moffett’s nor Mr. Adkerson’s employment with FCX will change as a result of the merger, neither Mr. Moffett nor Mr. Adkerson will change their current position or title, and neither Mr. Moffett nor Mr. Adkerson will receive any additional compensation or equity securities of FCX as a result of the merger, other than MMR options that will convert to FCX options in accordance with the merger agreement. Any positions Messrs. Moffett and Adkerson have with FCX are solely as a result of their pre-existing relationships with FCX and not due to, or affected by, the merger. The agreement to appoint Mr. Adkerson as Vice Chairman of FCX is unrelated to the merger, but is conditioned entirely on the completion of the separate PXP merger, and all discussions with FCX related to such change in title were in the context of the PXP merger and not the merger. Should the merger be consummated without the consummation of the PXP merger, such change will not take effect.

Each of Messrs. Moffett and Adkerson beneficially own less than 1% of the outstanding voting common stock of FCX, which amount will not increase as a result of the merger.

For these reasons, MMR has determined that Messrs. Moffett and Adkerson are not engaged in the going private transaction and should not be filing persons on the Schedule 13E-3.

Messrs. Flores and Wombwell. MMR similarly determined that Messrs. Flores and Wombwell are not engaged in the merger and should not be filing persons on the Schedule 13E-3. As discussed above, the PXP merger and the merger are separate transactions, and are not cross-conditioned on each other. The merger was negotiated on MMR’s behalf by a special committee of independent directors not affiliated with either FCX or PXP. Messrs. Flores and Wombwell were not members of the MMR special committee, and were not party to the negotiations with respect to the terms of the merger, either in their capacity as officers and/or directors of PXP or as directors of MMR, and recused themselves from any votes of the MMR board of directors relating to the merger.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Neither of Mr. Flores nor Mr. Wombwell engaged in any negotiation with FCX with respect to their employment terms with the surviving company in the context of the merger. All negotiations between Messrs. Flores and Wombwell and FCX were in the context of the separate PXP merger, and are conditioned on the completion of the PXP merger. If the merger is completed but the PXP merger is not completed, neither Mr. Flores nor Mr. Wombwell will become an officer, director or employee of FCX.

If and only if the PXP merger is completed, Mr. Flores will be appointed as a director of FCX’s 15-member board of directors, one of FCX’s Vice Chairmen and the chief executive officer of FCX’s oil and gas business, and Mr. Wombwell will be appointed as an executive vice president of FCX’s oil and gas business. Notwithstanding these roles, neither Mr. Flores nor Mr. Wombwell will have the ability to control FCX through the ownership of a material amount of FCX’s equity securities, by contract or otherwise. Furthermore, as discussed above, each such position at FCX will result from the PXP merger, not the merger.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Finally, as illustrated below, neither Mr. Flores nor Mr. Wombwell currently owns any FCX equity securities, and the acquisition of the FCX securities reflected below (other than MMR options held by Messrs. Flores and Wombwell that will accelerate and convert to FCX options in accordance with the merger agreement), will be solely as a result of the PXP merger, not the merger. If the merger is completed but the PXP merger is not completed, neither Mr. Flores nor Mr. Wombwell will hold any position at FCX nor will they own any equity securities of FCX, other than MMR options that will accelerate and convert to FCX options in accordance with the merger agreement.

For these reasons, MMR has determined that Messrs. Flores and Wombwell are not engaged in the going private transaction and should not be filing persons on the Schedule 13E-3.

Equity Ownership and Positions

MMR Merger

As a result of the merger, it is anticipated that the officers and directors of MMR (including each of Messrs. Moffett, Adkerson, Flores and Wombwell) will be removed from their positions by FCX, consistent with MMR’s operation as a wholly owned subsidiary of FCX. Other than MMR options that will convert to FCX options in accordance with the merger agreement, none of Messrs. Moffett, Adkerson, Flores or Wombwell will experience any change in their equity interest in any of PXP, FCX, MMR or any of the other Schedule 13E-3 filing persons as a result of the merger, except that each of the shares of MMR common stock owned by such individual (as set forth in the table below, and representing the parties’ best approximation at this time based on the assumptions set forth below including that the merger was consummated on January 31, 2013) will be converted into the right to receive the merger consideration of $14.75 in cash and 1.15 royalty trust units, resulting in each individual receiving approximately the number of royalty trust units set forth in the table below:

Name	Shares of MMR Common Stock Not Subject to Options	Restricted Stock Units (Unvested and Accelerated)	Total Shares	Merger Consideration - Royalty Trust Units
Richard C. Adkerson (1)(2)	473,870	—	473,870	544,950
James R. Moffett (1)	5,092,143	—	5,092,143	5,855,964
James C. Flores	8,688	5,000	13,688	15,741
John F. Wombwell	1,250	5,000	6,250	7,187

(1)	Excludes the following exercisable options as of January 31, 2013: (i) 2,225,000 held by Mr. Adkerson, (ii) 3,750 held by Mr. Flores, (iii) 3,625,000 held by Mr. Moffett and (iv) 3,750 held by Mr. Wombwell. The table below reflects the shares of MMR common stock that would be acquired upon exercise of all exercisable in-the-money options as of January 31, 2013.

Name	Shares Subject to Exercisable In-the-Money Options(*)	Merger Consideration - Royalty Trust Units	Aggregate Exercise Price of Exercisable In-the-Money Options(*)
Richard C. Adkerson	1,187,500	1,365,625	$14,710,750
James R. Moffett	1,950,000	2,242,500	$24,253,000

(*) Assumes each MMR director exercised all outstanding, in-the-money vested MMR options as of January 31, 2013, based on $15.82, the January 31, 2013 closing price of the MMR common stock, to determine which options, if any, were in-the-money, and assumes each director paid the exercise price as reflected in the last column of the table above and any related taxes in cash. This table does not include unvested MMR options, as the directors will not receive merger consideration in connection with such awards. Instead, the unvested MMR options will convert to FCX stock options in accordance with the merger agreement. As of January 31, 2013, Messrs. Adkerson, Flores, Moffett and Wombwell held 375,000, 18,750, 500,000, and 18,750 unvested options, respectively.

(2)	Excludes shares of MMR common stock issuable upon conversion of 500 shares of MMR’s 8% convertible perpetual preferred stock held by Mr. Adkerson.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Other than as set forth above, none of the referenced individuals will, as a result of the merger:

•

acquire any securities of any of FCX, PXP, MMR or any of the filing persons, other than securities that can be acquired upon the exercise of MMR options that will convert to FCX options in accordance with the merger agreement;

•	take on any new position with any of FCX, PXP, MMR or any of the filing persons; or

•	experience any other change in title with any of FCX, PXP or MMR.

PXP Merger

Set forth in the table below is a description of the equity interest in each of MMR, FCX and PXP of each of Messrs. Moffett, Adkerson, Flores and Wombwell illustrating how each will change as a result of the PXP merger (representing the parties’ best approximation at this time based on the assumptions set forth below):

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

	Shares of Common Stock Owned
	Prior to the PXP Merger:			Acquisitions of Securities due to the PXP Merger:
	FCX(1)	MMR(1)	PXP(2)	FCX (3)	MMR	PXP (4)
Richard C. Adkerson	1,567,285	473,870	None	No Effect	No Effect	N/A
James R. Moffett	3,071,121	5,092,143	None	No Effect	No Effect	N/A
James C. Flores	None	8,688	1,303,608	6,712,875(5)	No Effect	N/A
John F.Wombwell	None	1,250	275,462	1,099,363(5)	No Effect	N/A

(1)	Ownership as of January 31, 2013.

(2)	Ownership as of February 6, 2013. Amounts for Mr. Flores and Mr. Wombwell include 101,250 shares and 50,625 shares, respectively, subject to restricted stock units that will vest on March 31, 2013 and exclude 1,057,114 and 96,790 vested but deferred restricted stock units, respectively.

(3)	Estimated based on assumed exchange ratio of 1.3458, calculated based on the closing price of FCX common stock on February 6, 2013.

(4)	PXP’s successor will be a wholly owned subsidiary of FCX following the PXP merger.

(5)	Represents the maximum number of shares of FCX common stock Messrs. Flores and Wombwell could beneficially acquire as a result of the PXP merger. The actual number of shares received as a result of the PXP merger may be significantly less if (i) Messrs. Flores or Wombwell receive cash consideration in exchange for any of their PXP equity securities, either pursuant to an election to receive cash consideration or through proration under the terms of the PXP merger, or (ii) any shares are withheld to pay taxes.

Set forth in the table below is a description of the positions that each of Messrs. Moffett, Adkerson, Flores and Wombwell hold in each of FCX, MMR and PXP, and all changes which will result from the PXP merger.

Positions Held
	Prior to the PXP Merger:			Titles as a result of the PXP Merger:
	FCX	MMR	PXP	FCX (1)	MMR	PXP (2)
Richard C. Adkerson	Director, President & CEO	Co-Chairman	None	Vice Chairman, President & CEO	No Effect	N/A
James R. Moffett	Chairman	Co-Chairman, President & CEO	None	No Effect	No Effect	N/A
James C. Flores	None	Director	Chairman, President & CEO	Vice Chairman and CEO of oil and gas business	No Effect	N/A
John F.Wombwell	None	Director	EVP, General Counsel & Corporate Secretary	EVP of oil and gas business	No Effect	N/A

(1)	Newly assumed positions are denoted in bold.

(2)	PXP’s successor will be a wholly owned subsidiary of FCX following the PXP merger.

*        *        *         *        *        *

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at 212-310-8552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Michael Aiello

Michael Aiello
Weil, Gotshal & Manges LLP

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.
John Amato, McMoRan Exploration Co.
David E. Shapiro, Wachtell, Lipton, Rosen & Katz